Filed Pursuant to Rule 424(b)(3)

Registration No. 333-118053

Prospectus Supplement No. 5 dated December 8, 2008

(to Prospectus dated July 7, 2008)

Sensus Metering Systems Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

This Prospectus Supplement No. 5 supplements the Prospectus, dated July 7, 2008, as supplemented, relating to our 8 5/8% Senior Subordinated Notes due 2013 (the “notes”). Goldman, Sachs & Co. is continuing to make a market in the notes pursuant to the Prospectus, as supplemented.

This Prospectus Supplement No. 5 is comprised of our current report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2008.

This Prospectus Supplement No. 5 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, as supplemented. This Prospectus Supplement No. 5 updates information in the Prospectus, as supplemented, and, accordingly, to the extent inconsistent, the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus, as supplemented.

Before you invest in the notes, you should read the Prospectus, as supplemented, and other documents we have filed with the Securities and Exchange Commission for more complete information about us and an investment in the notes. You may obtain these documents for free by visiting the Securities Exchange Commission’s website at www.sec.gov.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented, or this Prospectus Supplement No. 5 is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. See “Risk Factors” beginning on page 8 of the Prospectus.

The date of this Prospectus Supplement No. 5 is December 8, 2008.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 8, 2008

Commission file number 333-113658

Sensus Metering Systems (Bermuda 2) Ltd.	Sensus Metering Systems Inc.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Bermuda	98-0413362	Delaware	51-0338883
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8537 Six Forks Road, Suite 400, Raleigh, North Carolina 27615

(Address of principal executive offices) (Zip Code)

(919) 845-4000

(Registrants’ telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On December 8, 2008, Sensus Metering Systems Inc. (the “Company”) announced that the Board of Directors of the Company appointed Jeffrey J. Kyle to serve as the Company’s Chief Financial Officer, effective as of December 8, 2008. At 47 years of age, Mr. Kyle has nearly 25 years of accounting and financial management experience and previously served as Chief Financial Officer (from 2007 to 2008) and Vice President of Operations, Silicon Power Systems (from 2003 to 2006) of Power-One, Inc. Prior to that, he served as Vice President of Operations NAND (from 2001 to 2002) and Vice President of Materials/Director of Materials (from 1998 to 2001) of SanDisk Corporation. As anticipated, Mike Buchanan, who served as the Company’s interim Chief Financial Officer since June 1, 2008, will return full-time to his position as the Company’s Vice President, Tax and Treasury.

In connection with this appointment, Mr. Kyle has entered into an employment agreement with the Company, effective as of December 8, 2008. A copy of Mr. Kyle’s employment agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Additionally, in connection with his appointment, Mr. Kyle will receive a grant of options in the amount of 50,000 shares of Class B common stock of Sensus Metering Systems (Bermuda 1) Ltd. (“Bermuda 1”). The options will be service time vested over five years from the date of grant, provided that no vesting occurs prior to the second anniversary of the date of grant. In addition, the vesting of the options may accelerate upon the occurrence of certain stated liquidity events. The options will have an exercise price of $6.00 per share. Mr. Kyle will receive an additional grant of options in the amount of 25,000 shares of Bermuda 1 Class B common stock on December 8, 2009 on substantially the same terms as the grant discussed above, with an exercise price yet to be determined. The grants to Mr. Kyle will be made in accordance with and subject to the terms and conditions of the Sensus Metering Systems 2007 Stock Option Plan (the “Option Plan”). The Company expects to enter into option agreements with Mr. Kyle substantially in the form of the Company’s Notice of Stock Option Grant and Nonqualified Stock Option Agreement (together, the “Option Agreement”). Copies of the Option Plan and the Option Agreement were filed as Exhibits 10.1 and 10.2, respectively, to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 and are incorporated herein by reference.

There is no arrangement or understanding between Mr. Kyle and any other person pursuant to which Mr. Kyle was selected as an officer of the Company. There are no relationships or related party transactions involving Mr. Kyle or any member of his immediate family required to be disclosed pursuant to Item 404(a) of Regulation S-K.

A copy of the press release relating to Mr. Kyle’s appointment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 10.1	Employment and Non-Interference Agreement, dated as of December 8, 2008, by and between Jeffrey J. Kyle and Sensus Metering Systems Inc.

Exhibit 99.1	Press release announcing the appointment of Jeffrey J. Kyle as Chief Financial Officer dated December 8, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

Dated: December 8, 2008	By:	/s/ Peter Mainz
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President

SENSUS METERING SYSTEMS INC.

Dated: December 8, 2008	By:	/s/ Peter Mainz
	Name:	Peter Mainz
	Title:	Chief Executive Officer & President